SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)


                    INFORMATION TO BE INCLUDED IN STATEMENTS
                      FILED PURSUANT TO RULE 13D(a) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                                   Shaft, Inc.
                        --------------------------------
                                (Name of Issuer)


                                  Common Stock
                        --------------------------------
                         (Title of Class of Securities)


                                    818881104
                        --------------------------------
                                 (CUSIP Number)


                                Anthony Costanzo
                                 c/o Shaft, Inc.
                              20 Old Turnpike Road
                                Nanuet, NY 10954
                        --------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                                 January 6, 2003
                        --------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 818881104
          ---------

1. NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Hudson One Enterprises
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]
________________________________________________________________________________
3.   SEC USE ONLY
________________________________________________________________________________
4.   SOURCE OF FUNDS

         OO
________________________________________________________________________________
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
     or (e)                                                                 [  ]
________________________________________________________________________________
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     NEW YORK
________________________________________________________________________________
                  7.       SOLE VOTING POWER         175,000 shares
NUMBER OF      _________________________________________________________________
SHARES            8.       SHARED VOTING POWER
BENEFICIALLY   _________________________________________________________________
OWNED BY EACH     9.       SOLE DISPOSITIVE POWER    175,000 shares
REPORTING         ______________________________________________________________
PERSON            10.      SHARED DISPOSITIVEPOWER
WITH
________________________________________________________________________________
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         175,000 shares
________________________________________________________________________________
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES.
                                                                             [ ]
________________________________________________________________________________
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         17.6%
________________________________________________________________________________
14.  TYPE OF REPORTING PERSON

         CO
________________________________________________________________________________

Item 1.  Security and Issuer

     This statement relates to the shares of common stock, par value $.001 per share, of Shaft, Inc. (the "Issuer"), a Nevada corporation. The Issuer's principal executive offices are located at 20 Old Turnpike Road, Nanuet, NY 10954.

Item 2.   Identity and Background

     (a) This statement is being filed by Hudson One Enterprises (hereinafter referred to as "Hudson"), a corporation organized under the laws of the State of New York.

     (b) Hudson's principal business offices are located at 20 Old Turnpike Road, Nanuet, NY 10954.

     (d) and (e) During the last five years, Hudson has not been, and, to the best of its knowledge, none of its directors has been, convicted in a criminal proceeding nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

     The name, business address and present position and principal occupation of each executive officer and director of Hudson is set forth in Exhibit A to this
Schedule 13D and is specifically incorporated herein by reference in its entirety. All such persons are citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration

     On January 6, 2003, Hudson was a party to an Agreement and Plan of Reorganization ("Reorganization") by and between the Issuer, Elegant Concrete Technologies, Inc. ("Elegant"), a New York corporation, and the Shareholders of Elegant. Prior to the Reorganization, Hudson was a shareholder of Elegant. Pursuant to the terms of the Reorganization, the Issuer acquired all of the issued and outstanding shares of capital stock of Elegant from the Shareholders of Elegant in exchange for an aggregate of 500,000 (of which Hudson received 175,000) restricted shares of the Issuer's common stock.

     The sole source of consideration for the issuance of 175,000 shares of the Issuer's common stock to Hudson was the tender of its ownership of 35% of the outstanding shares of Elegant in connection with the Reorganization.

Item 4.  Purpose of Transaction

     Hudson acquired the Common Stock held by them prior to the events reported in this Schedule 13D for investment purposes and pursuant to the purposes detailed above.

     In the future, Hudson may, in addition to making investment decisions involving the Common Stock, explore from time to time either separately or with others, a variety of alternatives which relate to or would result in any of the matters enumerated in clauses (a) through (j), inclusive, of Item 4 of Schedule 13D, including without limitation: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

     However, Hudson has no present plan or proposal to implement any of the above alternatives.

Item 5. Interest in Securities of the Issuer

     (a) The aggregate number of shares of Common Stock beneficially owned by Hudson is 175,000 shares, approximately 17.6% of the total amount outstanding as calculated under Rule 13d-3 of the Exchange Act.

     (b) Hudson has the sole power to vote and dispose of the ownership of 175,000 shares beneficially owned by it.

     (c) Except for the transactions described herein, Hudson has no plans, arrangements or agreements for the acquisition or issuance of additional shares of the Issuer's common stock or other securities convertible into equity securities of the Issuer.

     (d) and (e) N/A

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

     None.

Item 7.  Material to be filed as Exhibits

     A. List of Officers and Directors of Hudson.

     B. Agreement and Plan of Reorganization by and between the Issuer, Elegant, and the Shareholders of Elegant, dated January 6, 2003 (incorporated by reference to Schedule 13D of Hudson, filed of even date herewith).

                                    Signature

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, it hereby certifies that the information set forth in this statement is true, complete and correct.

                                                        HUDSON ONE ENTERPRISES

                                                   By:   /S/ Glen Schaeffer
                                                         ------------------
                                                   Name: Glen Schaeffer
                                                   Its:  President

Dated:  January 10, 2003